SICHENZIA ROSS FRIEDMAN FERENCE LLP
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February 9, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Hugh Fuller, Esq.
Mail Stop 4561

Re:	USTelematics, Inc. (the “Company”)
Amendment No. 5 to
Registration Statement on Form 10-SB
Amended Form 10-QSB for August 31, 2006
Filed January 25, 2007
Form 10-QSB for November 30, 2007
Filed January 16, 2007
File No. 0-52193

Dear Mr. Fuller:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 5 to the Company’s registration statement on Form 10-SB (the “Registration Statement”) that was filed initially on August 18, 2006. One of the copies has been marked to show changes from Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Also enclosed are a copy of a second amendment to the Company’s Quarterly Report on Form 10-QSB for the quarter ended August 31, 2006 and a first amendment to the Company Quarterly Report on Form 10-QSB for the quarter ended November 30, 2006 (together, the “Quarterly Reports”).

By letter dated January 31, 2007, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on Amendment No. 4 and the Quarterly Reports. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Amended Form 10-SB
Item 7. Certain Relationships and Related Transactions, page 20

1.	See our prior comment 4. Include your supplemental response to that comment in the disclosure pursuant to this Item.

Per our telephone conferences and faxed response of February 5, 2007, no further revisions are required in response to this comment.

Amended Form 10-QSB for August 31, 2006
Form 10-QSB for November 30~ 2006
Item 3. Controls and Procedures. page 4

2.	Please see our prior comment 6 of our letter dated January 10, 2007. As previously requested, to the extent that the costs of remediation were material, please amend your disclosure.

The Company has made revisions to the Quarterly Reports in accordance with the Staff’s comment.

3	Please include a response to Item 308(c) of Regulation S-B regarding changes in your internal control over financial reporting in both of the Forms 10-QSB.

The Company has made revisions to the Quarterly Reports in accordance with the Staff’s comment.

4.
Please revise your Exhibit 31 Certifications to comply with Item 601 (b)(3 1) of Regulation S-B. In this regard, the opening of the certification should include only the name of the certifying officer and not the position.

The Company has made revisions to the Quarterly Reports in accordance with the Staff’s comment.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman
Louis A. Brilleman